UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

10-12 avenue Pasteur

L-2310 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Luxembourg S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International S.C.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International Management S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Group S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Westend S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,443,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,443,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,443,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3% (See Item 5)
(14)	TYPE OF REPORTING PERSON IN

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne and Artal International Management S.A. (“Artal International Management”) (collectively, the “Initial Reporting Persons”) hereby amend, as set forth below, their Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012, Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on April 11, 2012, Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2013 and Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company” or “WWI”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

This Amendment No. 11 is being filed to add Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. (together with the Initial Reporting Persons, the “Reporting Persons”) as additional reporting persons as well as disclose the additional matters set forth herein. Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. previously reported their beneficial ownership of Common Stock on Schedule 13G. This Amendment No. 11 supersedes the Schedule 13G filed on February 14, 2002, as last amended by Amendment No. 6 filed on February 13, 2015 by Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A., relating to shares of the Common Stock because Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. no longer qualify to file on Schedule 13G. See Item 4 below.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

This statement is being filed by Artal Luxembourg S.A., a Luxembourg société anonyme, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium.

The address of the principal place of business and principal office of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. Artal Luxembourg S.A., a wholly owned subsidiary of Artal International S.C.A., is principally engaged in the business of investing in securities. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning Artal Luxembourg S.A. and its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The address of the principal place of business and principal office of the Stichting is Ijsselburcht 3, NL-6825 BS Arnhem, The Netherlands. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting. Mr. Minne is a citizen of Belgium; his present principal occupation is as a director of Petercam Services, a subsidiary of Bank Degroof Petercam; and his business address is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.

The managing directors of Artal Luxembourg S.A. are Mr. Raymond Debbane and Mrs. Anne Goffard, and the director of Artal Luxembourg S.A. is Mrs. Audrey Le Pit. The managing directors of Artal International Management S.A. are Mr. Debbane and Mrs. Goffard, and the director of Artal International Management S.A. is Mrs. Le Pit. The managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Debbane is a citizen of Panama, and his present principal occupation is as the president of The Invus Group, LLC and chief executive officer of Artal Group S.A. Mr. Debbane is also a member of the board of directors of Blue Buffalo Pet Products, Inc., Chairman of the board of directors of Lexicon Pharmaceuticals, Inc. and Chairman of the board of directors of the Company. His business address is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mrs. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane (Managing Director), Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns and Mr. Minne. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Statement is hereby amended and supplemented by the following:

Artal Luxembourg S.A. is the record owner of 29,443,300 shares of Common Stock.

Artal Luxembourg S.A. originally acquired control of the Company in September 1999 as part of a leveraged buyout transaction from H.J. Heinz Company (“Heinz”), for a purchase price of approximately $716 million. It acquired such shares with (i) approximately $224 million in cash from funds obtained from proceeds generated by the sale of investments directly or indirectly held by it, (ii) approximately $237 million in borrowings by the Company under a credit agreement entered into with a syndicate of banks, including The Bank of Nova Scotia, as administrative agent and (iii) proceeds of approximately $255 million from the offering of senior subordinated notes due 2009 by the Company. The borrowings under the credit agreement and the notes referred to in the foregoing sentence have been repaid and are no longer outstanding.

Since August 15, 2014, which is the date that Amendment No. 10 to Schedule 13D was filed with the Securities and Exchange Commission, Artal Luxembourg S.A. acquired an additional 51,790 shares through open market purchases at a weighted average price of $23.3622 per share. It acquired such shares with funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On October 18, 2015, Artal Luxembourg S.A. and Oprah Winfrey entered into a Voting Agreement (the “Voting Agreement”), pursuant to which Ms. Winfrey agreed to vote all of her Common Stock or preferred stock of the Company and other securities convertible into or exercisable or exchangeable for any Common Stock or preferred stock of the Company so as to elect such individuals designated as directors by Artal Luxembourg S.A. pursuant to the Corporate Agreement, dated as of November 5, 2001, by and between the Company and Artal Luxembourg S.A. The Corporate Agreement was previously filed by the Company as Exhibit 10.36 to the Company’s Amendment No. 2 to Registration on Form S-1, filed on November 9, 2001.

In addition, pursuant to the Voting Agreement, Ms. Winfrey also granted Artal Luxembourg S.A. a proxy to vote all such Common Stock, preferred stock and other securities held by her in the manner provided in the immediately preceding paragraph, if Ms. Winfrey (or certain permitted transferees) fails to vote in accordance with the Voting Agreement.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 11 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 11 to Schedule 13D is incorporated herein by reference.

As of October 21, 2015, Artal Luxembourg S.A. is the record owner 29,443,300 shares of Common Stock, or approximately 46.3% of the Common Stock outstanding (based on 63,585,144 shares of Common Stock issued and outstanding on October 19, 2015, as provided by the Company). Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A. (together with Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management S.A., the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Exchange Act, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

As a result of the voting and related arrangements contained in the Voting Agreement described in Item 4 above and filed herewith as Exhibit 11, the Reporting Persons and Ms. Winfrey are deemed, for purposes of Section 13(d) of the Exchange Act, to constitute a “group” that collectively beneficially owns approximately 39,318,871 shares of Common Stock (including 3,513,468 shares of Common Stock underlying stock options held by Ms. Winfrey exercisable within 60 days of the date of this Amendment No. 11 to Schedule 13D), or 58.6% of the Company’s total number of shares of Common Stock outstanding as of October 19, 2015. Additionally, by virtue of the Voting Agreement, the Reporting Persons may be deemed to beneficially own the 6,362,103 shares of Common Stock and the 3,513,468 shares of Common Stock issuable upon exercise of options that are beneficially owned by Ms. Winfrey. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any Common Stock beneficially owned by Ms. Winfrey for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Ms. Winfrey is expected to file a separate Schedule 13D to report her beneficial ownership of shares of the Company’s Common Stock.

To the best knowledge of the Reporting Persons, except for Messrs. Debbane and Minne, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of October 21, 2015, Mr. Debbane beneficially owned 23,031 shares of Common Stock and maintained the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. Such shares of Common Stock are subject to transfer restrictions until Mr. Debbane no longer serves on the Board of Directors of the Company. Mr. Minne disclaims beneficial ownership of all of the shares of Common Stock reported on this Statement.

(c) There have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 11 to Schedule 13D, which is herein incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10         Joint Filing Agreement

Exhibit 11         Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.
By: Artal International Management S.A, as its Managing Partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: October 21, 2015